

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 4, 2008

Federated Investors, Inc.
Attention: Thomas Donahue, Chief Financial Officer
Federated Investors Tower
Pittsburgh, Pennsylvania 15222-3779

Re: Federated Investors, Inc.
Annual Report on Form 10-K
Filed February 28, 2008
Definitive Information Statement on Schedule 14C
Filed March 18, 2008
File No. 001-14818

Dear Mr. Donahue:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Hardy
Branch Chief

Cc: John D. Johnson, Senior Corporate Counsel (Via Facsimile 412-288-3939)